Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199-3600

T: 617-951-7000

F: 617-951-7050

April 1, 2015	Thomas R. Hiller
(617) 951-7439
thomas.hiller@ropesgray.com

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	GMO Trust (the “Trust”) (File Nos. 002-98772 and 811-4347)

Ladies and Gentlemen:

Transmitted herewith for filing by means of electronic submission on behalf of the Trust pursuant to (1) Rule 14c-5(a) under the Securities Exchange Act of 1934, as amended, and (2) Rule 101(a)(1)(iii) of Regulation S-T, is the preliminary information statement relating to the elimination of GMO Debt Opportunities Fund’s (the “Fund”) fundamental investment restriction with respect to the short sale of securities (the “Short Sale Restriction”).

The Trust’s Board of Trustees and a majority of the Fund’s outstanding shares approved the elimination of the Short Sale Restriction, to become effective on or about June 30, 2015. A definitive version of the information statement is expected to be sent to security holders on or around May 1, 2015.

Please direct any questions or comments on the enclosed materials to me (617-951-7439) or George Baxter (617-951-7748).

Very truly yours,

/s/ Thomas R. Hiller

Thomas R. Hiller

Enclosures

cc:	Jason B. Harrison, Grantham, Mayo, Van Otterloo & Co. LLC